14047497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing RECEIVED MAR 04 2014 Washington DC 189

| SEC FILE NUMBER |
|---|
| 8- 66628 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PM Securities, LLC
dba Phoenix Capital Resources

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Commons Court
(No. and Street)

| Chadds Ford | PA | 19317 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A Karbiner 610-358-4700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GPCD Partners, LLC
(Name – *if individual, state last, first, middle name*)

| 107 Chesley Drive, Unit #3 | Media | PA | 19063 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Michael McCauley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PM Securities, LLC dba Phoenix Capital Resources, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Leslie Ann Proctor, Notary Public
Chadds Ford Twp., Delaware County
My Commission Expires April 9, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17A-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**PM SECURITIES, LLC**
D/B/A PHOENIX CAPITAL RESOURCES

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2013
WITH REPORT AND SUPPLEMENTAL REPORTS

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

**PM SECURITIES, LLC**
D/B/A PHOENIX CAPITAL RESOURCES

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2013
WITH REPORT AND SUPPLEMENTAL REPORTS
OF INDEPENDENT AUDITOR

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

## ***TABLE OF CONTENTS***


| | |
|---|---|
| Independent Auditors' Report | 1 - 2 |
| Financial Statements: | |
| Statement of Financial Condition | 3 |
| Statement of Operations | 4 |
| Statement of Changes in Member's Equity | 5 |
| Statement of Cash Flows | 6 |
| Notes to Financial Statements | 7 - 9 |
| Supplementary Financial Information | |
| Computation of Net Capital - Schedule I | 10 |
| Computation for Determination of Reserve Requirements - Schedule II | 11 |
| Information Relating to Possession of Control Requirements - Schedule III | 12 |
| Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5(g)(1) | 13 - 14 |
| Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation | 15 - 16 |
| Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) | 17 |

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

1420 Walnut Street, Suite 1012
Philadelphia, PA 19102-4010
215.854.9300 • Fax: 215.561.2070

Independent Auditors' Report

To the Member
PM Securities, LLC
d/b/a Phoenix Capital Resources
Chadds Ford, Pennsylvania

**Report on the Financial Statements**
We have audited the accompanying financial statements of PM Securities, LLC d/b/a Phoenix Capital Resources (a Delaware Limited Liability Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PM Securities, LLC d/b/a Phoenix Capital Resources as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Report on Supplementary Financial Information**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

GPCD Partners, LLC

GPCD Partners, LLC

February 24, 2014

# PM Securities, LLC
# D/B/A Phoenix Capital Resources
# Statement of Financial Condition
# December 31, 2013

| | |
|---|---|
| **Assets** | |
| Cash | $ 420,979 |
| Accounts receivable | 3,221 |
| Prepaid expenses | 26,580 |
| Property and Equipment - net of accumulated depreciation | 10,563 |
| Total assets | $ 461,343 |
| **Liabilities and member's equity** | |
| Liabilities: | |
| Accounts payable and accrued expenses | $ 22,540 |
| Due to related party | 112,001 |
| Deferred revenue | 48,333 |
| Total liabilities | 182,874 |
| Member's equity | 278,469 |
| Total liabilities and member's equity | $ 461,343 |

The accompanying notes are an integral part of these financial statements

## PM Securities, LLC
## D/B/A Phoenix Capital Resources
## Statement of Operations
## For the Year Ended December 31, 2013

| | |
|---|---|
| Revenues: | |
| Fee revenues | $ 1,343,501 |
| Expenses: | |
| Compensation and benefits | 450,194 |
| Marketing | 107,337 |
| Occupancy | 44,485 |
| Professional fees | 244,050 |
| Regulatory fees and expenses | 7,983 |
| Other expenses | 70,037 |
| Total expenses | 924,086 |
| Net income | $ 419,415 |

The accompanying notes are an integral part of these financial statements

**PM Securities, LLC**
**D/B/A Phoenix Capital Resources**
**Statement of Changes in Member's Equity**
**December 31, 2013**

| | |
|---|---|
| Balance - January 1, 2013 | 149,054 |
| Capital contribution | 60,000 |
| Dividend distribution | (350,000) |
| Net income | 419,415 |
| Balance - December 31, 2013 | $ 278,469 |

The accompanying notes are an integral part of these financial statements

**PM Securities, LLC**
**D/B/A Phoenix Capital Resources**
**Statement of Cash Flows**
**For the Year Ended December 31, 2013**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 419,415 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 2,293 |
| (Increase) decrease in: | | |
| Prepaid expenses | | (6,679) |
| Accounts receivable | | 4,919 |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | | (19,246) |
| Deferred revenue | | 48,333 |
| Due to related party | | 54,967 |
| Net cash provided by operating activities | | 504,002 |
| Cash flows from investing activities: | | |
| (Increase) decrease in: | | |
| Security deposit refund | | 4,285 |
| Property and Equipment | | (4,951) |
| Net cash used by investing activities | | (666) |
| Cash flows from financing activities: | | |
| Increase (decrease) in: | | |
| Dividend distributions | | (350,000) |
| Capital contributions | | 60,000 |
| Net cash used by financing activities | | (290,000) |
| Net increase in cash | | 213,336 |
| Cash - beginning of year | | 207,643 |
| Cash - end of year | $ | 420,979 |

The accompanying notes are an integral part of these financial statements

## (1) NATURE OF OPERATIONS

PM Securities, LLC ("the Company") was formed as a wholly-owned subsidiary of Phoenix Management Services, Inc. in 2004 and was licensed as a broker and dealer in January 2005. The Company has offices in Chadds Ford, PA and New York, NY. On April 2, 2012, PM Securities, LLC, along with its parent company, Phoenix Management Services, Inc. were part of a legal reorganization. As a result, PM Securities, LLC became a wholly-owned subsidiary of Phoenix Capital Resources, LLC (the Member), which is wholly-owned by Phoenix Management Holdings, Inc. (formerly Phoenix Management Services, Inc.) In connection with the reorganization, the Company began conducting business under the Phoenix Capital Resources trade name. The Company provides investment banking services, including the placement of equity financing, debt financing and merger and acquisition services. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Cash and Cash Equivalents***
The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

***Basis of Accounting***
The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles ("GAAP"). The accrual method recognizes income when it is earned, whether or not received, and recognizes expenses when they are incurred, whether or not they are paid within the accounting period.

***Property and Equipment***
Property and equipment are carried at cost. Depreciation on property and equipment is provided using the straight line method. Assets purchased over $1,000 are generally capitalized.

***Estimates in the preparation of financial statements***
In preparation of financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Revenue recognition***
The Company recognizes revenue for financial advisory services and retainers on a straight-line basis over the life of the related contract. For the other services the Company provides, fees are recognized once the transaction has been completed and the income is reasonably determinable.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

***Income taxes***
The Company is a single-member Limited Liability Company under applicable sections of the Internal Revenue Code, formed in the State of Delaware and is registered in the Commonwealth of Pennsylvania and the State of New York. As a single member LLC, the Company is considered a disregarded entity for tax purposes whereby its income or loss is reflected on its parent's tax return and accordingly, there is no provision or credit for federal and state income taxes included in the financial statements. The parent company's federal and state tax returns for the years 2010 – 2013 are still open for examination by the appropriate tax authorities.

***Advertising***
The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2013 were $107,337.

## (3) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934, which requires the maintenance of a minimum net capital (the greater of $5,000 or 6 2/3% of aggregate indebtedness) and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2013, the Company had net capital, as defined, of $238,105 which was $225,913 in excess of its minimum required net capital of $12,192. The Company's ratio of aggregate indebtedness to net capital was .77 to 1 as of December 31, 2013, which is in compliance with the requirement that it be less than 15 to 1.

## (4) RESERVE REQUIREMENTS

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safe keep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on page 11 and 12 are not applicable.

## (5) RELATED PARTY TRANSACTIONS

In connection with the reorganization discussed in Note 1, effective April 2, 2012, the Company pays all expenses of its operations, administration and all other expenses necessary or advisable for the operation of the business of the Company. In the event the Member or any other related entities advance funds to the Company or directly pays Company expenses, such advances or payments shall be deemed loans to the Company, and the Member or related entity shall be fully reimbursed by the Company. In addition, the Company began reimbursing Phoenix Management Services, LLC (PMS, LLC), an entity related through common ownership and management, for the Company's allocated share of certain operating expenses paid by the entity. At December 31, 2013, the Company has an outstanding payable due to PMS, LLC for expenses that were not yet reimbursed, which has been reflected as due to related party in the accompanying statement of financial condition. Included in these allocated expenses is rent for the use of the Chadds Ford office, which is rented by PMS LLC from 110 Commons Court, LLC, an entity related through common ownership and management which owns the property.

## (6) CONCENTRATION

Due to the nature of the Company's business, 97% of revenues in 2013 were derived from 2 clients.

At various times during the year, the Company's cash in bank balances exceeded the federally insured limits. At December 31, 2013 the Company's uninsured cash balance totaled $176,373.

## (7) COMMITTMENTS

The Company, through its related party, PMS, LLC had a lease agreement for its New York office space which provided for monthly payments approximating $2,100 through November 30, 2013. The company moved its New York office space on November 9, 2013 to 535 5th Avenue, Suite 1006, New York, NY and now shares this space with PMS, LLC. Rent expense incurred and reflected in the statement of operations for 2013 totaled $33,875. Based on square footage utilized by the Company it is obligated for 57% of the rent. The future minimum lease payments for the next five years are as follows:

| | |
|---|---|
| 2014 | $49,074 |
| 2015 | $60,311 |
| 2016 | $61,819 |
| 2017 | $63,364 |
| 2018 | $53,899 |

## (8) SUBSEQUENT EVENT EVALUATION

The Company has evaluated subsequent events through the issuance of the financial statements. There are no subsequent events to report at this time.

# SUPPLEMENTARY

# FINANCIAL

# INFORMATION

Schedule I

# PM Securities, LLC
## D/B/A Phoenix Capital Resources
## Computation of Net Capital Under Rule 15c3-1
## of the Securities and Exchange Commission
## December 31, 2013

| | | |
|---|---|---|
| Net capital: | | |
| Member's equity | $ | 278,469 |
| Less - member's equity not allowable for net capital | | - |
| Member's equity qualified for net capital | | 278,469 |
| Deductions: | | |
| Non-allowable assets: | | |
| Accounts receivable | | 3,221 |
| Prepaid expenses | | 26,580 |
| Property and Equipment | | 10,563 |
| Total deductions | | 40,364 |
| Net capital | $ | 238,105 |
| Aggregate indebtedness: | | |
| Accounts payable, accrued expenses & deferred revenue | $ | 182,874 |
| Total aggregate indebtedness | $ | 182,874 |
| Computation of basic net capital requirement: | | |
| Net capital requirement | | 12,192 |
| Net capital | | 238,105 |
| Excess Net Capital | $ | 225,913 |
| Net capital less the greater of 10% of total aggregate indebtedness or 120% of the minimum net capital requirement | $ | 219,818 |
| Ratio of aggregate indebtedness to net capital | | .77 to 1 |

Schedule II

**PM SECURITIES, LLC**
**D/B/A Phoenix Capital Resources**
**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2013**

---

**Not Applicable: The Company does not hold customer funds or safe keep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".**

# PM SECURITIES, LLC
## D/B/A Phoenix Capital Resources
## Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
## December 31, 2013

**Not Applicable: The Company does not hold customer funds or safe keep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".**

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

1420 Walnut Street, Suite 1012
Philadelphia, PA 19102-4010
215.854.9300 • Fax: 215.561.2070

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Member
PM Securities, LLC
d/b/a Phoenix Capital Resources
Chadds Ford, Pennsylvania

In planning and performing our audit of the financial statements of PM Securities, LLC d/b/a Phoenix Capital Resources (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GPCD Partners, LLC

GPCD Partners, LLC

February 24, 2014

# GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

1420 Walnut Street, Suite 1012
Philadelphia, PA 19102-4010
215.854.9300 • Fax: 215.561.2070


## INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
PM Securities, LLC
d/b/a Phoenix Capital Resources
Chadds Ford, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013 , which were agreed to by PM Securities, LLC d/b/a Phoenix Capital Resources, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating PM Securities, LLC d/b/a Phoenix Capital Resources' compliance with the applicable instructions of Form SIPC-7. PM Securities, LLC d/b/a Phoenix Capital Resources' management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries recorded in the Company's general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 , as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the firm's principal supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and should not be used by anyone other than these specified parties.

GPCD Partners, LLC

GPCD Partners, LLC

February 24. 2014

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
SCHEDULE OF ASSESSMENT AND PAYMENTS
(GENERAL ASSESSMENT RECONCILIATION FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2013

| | | |
|---|---|---|
| Total Revenue | $ | 1,343,501 |
| Deductions: | | - |
| SIPC Net Operating Revenues | | 1,343,501 |
| General Assessment @ .0025 | | 3,359 |
| Payments made with 2013 Form SIPC 6 | | (3,173) |
| Prior Year Overpayment as Reflected on SIPC-7 | | (175) |
| Total Assessment Balance and Interest Due | $ | 11 |